AURORA CANNABIS INC.

ANNUAL INFORMATION FORM

For the Financial Year Ended June 30, 2017

Dated September 25, 2017

ANNUAL INFORMATION FORM

In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Aurora”, “we”, “us” and “our” refer to Aurora Cannabis Inc. and its subsidiaries.

All financial information in this Annual Information Form is prepared in Canadian dollars, unless otherwise indicated, and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of September 25, 2017, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this Annual Information Form and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward- looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Certain forward-looking statements in this Annual Information Form include, but are not limited to the following:

•	the construction of Aurora Sky, it’s associated costs, and receipt of licenses from Health Canada to produce and sell medical cannabis from this facility;
•	the completion of construction at the Company’s facility in Quebec, and receipt of Health Canada licenses;
•	investments and capital expenditures;
•	its expectations regarding production capacity and production yields; and
•	the expected demand for products and corresponding forecasted increase in revenues.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward- looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks as set out under “Risk Factors” below.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

“1769474” means 1769474 Alberta Ltd., a wholly owned subsidiary of AMI;

“ACE” means Aurora Cannabis Enterprises Inc., a wholly owned subsidiary of AMI;

“ACI” means Australis Capital Inc., a wholly owned subsidiary of AMI;

“ACMPR” means Access to Cannabis for Medical Purposes Regulations;

“AHL” means Australis Holdings LLP, a company organized as a limited liability partnership with AJR, of which Aurora holds a 50% interest;

“AIF” means this annual information form of the Company dated September 25, 2017 for the year ended June 30, 2017;

“AJR” means AJR Builders Group LLC, Aurora’s joint venture participant in AHL;

“AMI” means Aurora Marijuana Inc., a wholly owned subsidiary of the Company;

“AMG” means Arzneimittelgesetz, the German Medicinal Products Act;

“Anandia” means Anandia Labs Inc.;

“App” means the Company’s mobile application for the purchase of medical cannabis;

“Aurora” or the “Company” means Aurora Cannabis Inc., the parent company, and its subsidiaries;

“BCBCA” means the Business Corporations Act (British Columbia);

“Board” means the Board of Directors of the Company;

“BtMG” means Betäubungsmittelgesetz, the German Narcotic Drugs Act;

“Cann Group” means Cann Group Limited;

“CanvasRx” means CanvasRx Inc., a wholly owned subsidiary of the Company, acquired on August 17, 2016;

“Common Shares” means common shares in the capital of the Company;

“CSE” means the Canadian Securities Exchange;

“FMV” means fair market value;

“Form 51-102F4” means a Business Acquisition Report filed pursuant to a significant acquisition as required under Part 8 of NI 51-102;

“Health Canada” is the Canadian federal department responsible for health;

“Hempco” means Hempco Food and Fiber Inc.;

“IPO” means initial public offering;

“Licenses” or each a “License”, means the licenses to produce and sell dried medical cannabis received by ACE from Health Canada on February 17, 2015 and November 27, 2015 respectively, and the licenses to produce and sell cannabis oils received by ACE from Health Canada on February 16, 2016 and January 20, 2017;

“Licensed Producer” has the meaning ascribed to such term in the ACMPR;

“MOU” means Memorandum of Understanding;

“MNP” means MNP LLP, the auditors of the Company;

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 Audit Committees;

“Pedanios” means Pedanios GmbH, a wholly owned subsidiary of the Company, acquired on May 30, 2017;

“Peloton” means Peloton Pharmaceuticals Inc., a wholly owned subsidiary of the Company acquired on April 28, 2017;

“Prescient” means Prescient Mining Corp., the acquiree in the RTO;

“Radient” means Radient Technologies Inc.;

“RTO” means the reverse takeover of Prescient by AMI, completed on December 9, 2014;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange; and

“VWAP” means volume weighted average price.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Aurora Cannabis Inc. was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. On September 3, 2010, the Company changed its name to Prescient Mining Corp. Effective October 2, 2014, the Company changed its name to its present name, Aurora Cannabis Inc.

The head office of the Company is located at Suite 1500, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. The registered office of the Company is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

The Company’s Common Shares are listed on the TSX under the trading symbol “ACB” and on the OTCQX under the symbol “ACBFF”. The Company is a reporting issuer in Canada in the Provinces of British Columbia, Alberta, Ontario and Quebec.

The Company, through its wholly-owned subsidiary, ACE, is in the business of producing medical cannabis in Canada and distributing medical cannabis locally and in Germany pursuant to the ACMPR.

Through its wholly owned subsidiary, Pedanios, the Company is also a licensed pharmaceutical wholesaler and licensed narcotics dealer of medical marijuana in Germany and the European Union pursuant to section 52a of the Medicinal Products Act, Arzneimittelgesetz (“AMG”), and section 3 of the German Narcotic Drugs Act, Betäubungsmittelgesetz (“BtMG), respectively. See “General Development of the Business – Acquisitions – Pedanios GmbH”.

Intercorporate Relationships

As of the date of this AIF, the Company operates its business through its eight wholly owned subsidiaries.

Aurora Marijuana Inc., a holding company, was incorporated under the Business Corporations Act (Alberta) on September 5, 2013.

Aurora Cannabis Enterprises Inc., a Licensed Producer, was incorporated under the Business Corporations Act (Alberta) on June 17, 2013.

1769474 Alberta Ltd., a holding company and the entity that leases the lands for the production facilities of the Company, was incorporated under the Business Corporations Act (Alberta) on August 30, 2013.

Australis Capital Inc. was incorporated under the Business Corporations Act (Alberta) on February 6, 2016. Through ACI, the Company has a 50% interest in a joint venture organized as a Limited Liability Partnership with AJR named Australis Holdings LLP in the State of Washington, United States of America.

CanvasRx Inc., a counseling and outreach service provider, was incorporated under the Business Corporations Act (Ontario) on March 7, 2013, amalgamated with CanvasRx Holdings Inc., and continued as CanvasRx Inc. on August 16, 2016. CanvasRx was acquired by the Company on August 17, 2016.

10094595 Canada Inc., a holding company, was incorporated under the Business Corporations Act (British Columbia) on February 7, 2017.

Peloton Pharmaceuticals Inc., a late-stage ACMPR applicant out of bankruptcy protection, was incorporated under the Canada Business Corporations Act on July 4, 2013, and was acquired by the Company on April 28, 2017.

Pedanios GmbH, a limited liability company under German law, is a registered wholesale importer, exporter and distributor of medical cannabis in Germany and was acquired by the Company on May 30, 2017.

The following chart illustrates the corporate structure and percentage of control for each subsidiary:

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Reverse Takeover

On December 9, 2014, the Company completed the acquisition of AMI pursuant to a Share Exchange Agreement dated September 9, 2014 as amended by agreements on September 10, 2014 and October 30, 2014, whereby Prescient acquired all the issued and outstanding securities of AMI in consideration for securities of the Company. The transaction constituted a RTO of Prescient by AMI. As part of the acquisition, Prescient changed its name to Aurora Cannabis Inc. and the Company transitioned from the business of acquiring and exploring mineral properties to the business of producing and distributing medical marijuana pursuant to the ACMPR.

Capital Markets

On October 5, 2016, Aurora listed its Common Shares on the TSXV, after delisting such Common Shares from the CSE.

On March 30, 2017, the Company’s Common Shares commenced trading on the OTCQX Best Market, operated by OTC Markets Group, after delisting such Common Shares on the OTCQB. Aurora’s Common Shares continued to trade under the ticker symbol “ACBFF”.

On July 24, 2017, the Company’s Common Shares commenced trading on the TSX and delisted from the TSXV effective July 21, 2017. Aurora’s Common Shares continued to trade under the symbol “ACB”.

Licenses

On February 17, 2015 and November 27, 2015, ACE received its Licenses to produce and sell dried medical cannabis respectively. The Licenses qualify Aurora as a Licensed Producer, and are fundamental to the operation of the business of the Company. On January 4, 2016, ACE generated its first sale of dried cannabis products.

On February 16, 2016, ACE received its license to produce cannabis oil products, and on January 20, 2017, ACE received its license to sell cannabis oil products to registered patients under the ACMPR. On April 19, 2017, the Company generated its first sale of cannabis oil products.

On June 16, 2017, the Company obtained from Health Canada a two-year renewal of Aurora’s license to produce and sell dried cannabis and cannabis oils at the Company’s production facility in Mountain View County near Cremona, Alberta.

Pedanios received its licenses as a pharmaceutical wholesaler and narcotics dealer of medical marijuana on July 23, 2015 and March 10, 2017, respectively.

Production Facilities

Mountain View County

In April 2015, the Company completed the construction of a custom 55,200 square foot indoor growing, production and distribution facility located in Mountain View County near Cremona, Alberta. The facility is an office and plant production building of pharmaceutical production grade quality with hydroponic greenhouse high pressure sodium lighting and nutrient delivery equipment which is capable of producing over 5,400 kilograms of medical cannabis per year.

The facility cost approximately $11.6 million as of June 30, 2017. MNP LLP conducted a valuation of the Company’s facility in accordance with Canadian Uniform Standards of Professional Appraisal Practice propagated by the Appraisal Institute of Canada and determined that as of March 1, 2015, the fair market value (“FMV”) of the Facility, which includes the land that has yet to be acquired (FMV of $750,000), building, site improvements, fixture and equipment, to be between $11.6 million and $12.6 million.

On September 6, 2016, the Company completed a substantial upgrade and expansion of the facility’s mother room, with the addition of full-spectrum LED and HID lighting and an automated irrigation system that can deliver cultivar-specific nutrient formulas. The improvements effectively double the room’s plant capacity and further strengthens Aurora’s commitment to full lifecycle plant health and quality.

The Company also established an on-site laboratory and installed an analytical equipment which includes ultra-performance liquid chromatography, inductively coupled plasma-mass spectrometry and gas chromatography mass spectrometry. The laboratory saves Aurora substantial time and money by allowing the Company to perform Health Canada-mandated testing in-house. The facility ensures that testing methodologies are applied consistently and accurately from batch to batch. Additionally, the on-site laboratory accelerated releases of new batches of Aurora products by quality control to registered patients, shortening time to market and increasing sales capacity as the Company scaled up production capacity.

In August 2017, the facility received EU GMP certification - the standard required by the German government for export to that market. On September 18, 2017, the Company began exporting dried medicinal cannabis flower to Germany.

Aurora Sky

In November, 2016, the Company commenced construction of its new flagship 800,000 square foot hybrid greenhouse at Edmonton International Airport. Site supervision, co-ordination and general contracting have been awarded to Dawson Wallace Construction and David Robinson Construction, who are supported on- site on a daily basis by the Company’s international engineering, construction and supply partners PB Techniek B.V., Kubo Greenhouse Projects B.V., Hawe Systems International B.V. and Verkade.

Construction is progressing well with more than 200,000 square feet of steel frame erected with glass installed as of June 30, 2017. As of the date of this AIF, over 290,000 square feet of structure has been erected, 80% of which has its specialty glass fully installed and many sub-systems have been delivered to the site. Of a total of 17 planned growing bays, six have been erected, with two out of three vegetative rooms standing. Deep services (water and gas) are 70% complete, while the electrical ring is nearly half complete. Construction of the water reservoir has been completed, which will hold 17,000 m3 of water, equivalent to nearly 7 Olympic-sized swimming pools.

The Aurora Sky facility is required to satisfy the rapidly increasing demand for medical cannabis under the ACMPR - which reached 167,754 registered patients to the end of March 31, 20171, and is growing at a pace of approximately 11% per month, as well as the projected future adult non-medical market once the Canadian government legalizes the consumer use of marijuana. Upon completion of the entire expansion, the Company will have the capacity to produce approximately 100,000 kilograms of cannabis per year.

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1Most recent available data per https://www.canada.ca/en/health-canada/services/drugs-health-products/medical-use- marijuana/licensed-producers/market-data.html

Aurora’s new facility will be the largest yet constructed in the Canadian cannabis sector, and management believes it will represent the most advanced, automated cannabis production facility in the world. Production at Aurora Sky is expected to commence late in calendar 2017 with first harvest expected in early 2018.

On June 16, 2017, Aurora held an official groundbreaking at Aurora Sky, with participation by the mayors of Leduc County, the City of Leduc, and the Alberta Minister of Municipal affairs, amid broad media coverage of the economic development benefits generated by the project, valued at more than $100 million.

Pointe-Claire, Quebec

On April 28, 2017, through the acquisition of Peloton, the Company acquired a 40,000 square foot cannabis production facility in Pointe-Claire, Quebec, which received a ready-to-build letter from Health Canada in 2014. The Company estimates that as of the date of acquisition, construction at Pointe-Claire was approximately 80% complete. As of the date of this AIF, construction upgrades are nearly complete. Internal design and construction have been conducted specifically to ensure the facility meets Good Manufacturing Practices (GMP) standards. The Aurora cultivation team has validated breeding and selection for approximately a dozen new strains of cannabis to be grown at the Pointe-Claire facility which will further enhance the Company’s market offering to patients. Production is expected to commence before the end of 2017 with first harvest expected in early 2018. At full capacity, the facility is expected to have a capacity of producing up to 3,900 kilograms of cannabis annually.

Debt and Equity Financings

On August 29, 2014, the Company raised $1,500,000 by way of unsecured, non-interest bearing, 5 year convertible notes with companies controlled by the CEO and the President of the Company. The notes were convertible into Common Shares at a price of $0.125 per share. During the financial year ended June 30, 2015, $1,009,000 of the notes were converted into Common Shares of the Company and the remaining $491,000 were converted in September 2015.

On November 24, 2014, the Company raised $1,000,000 by way of a secured, 1 year convertible debenture bearing interest at 8% per annum, convertible into Common Shares at a price of $1.01 per Common Share. On December 24, 2015, the debenture was repaid in full.

On December 1, 2014, the Company raised $250,000 by way of a secured 1 year convertible debenture bearing interest at 8% per annum, convertible into Common Shares at a price of $1.01 per Common Share. On January 8, 2016, the debenture was repaid in full.

On April 1, 2015, the Company entered into unsecured promissory notes with companies controlled by the CEO and the President of the Company, as amended, in the principal amount of $2,500,000. Previously, the loans bore interest at 8% per annum, compounded annually, and principal and accrued interests were due on demand on or before April 1, 2016. The terms of these loans were subsequently amended such that they mature on the later of: (i) the Company reporting two consecutive cash flow positive quarters; and (ii) August 1, 2017. No interest was to be paid on the loans until the Company reported a positive cash flow quarter and, at such time, the loans would bear interest at 4% per annum, compounded annually. On August 18, 2016, the loans were repaid in full.

On April 4, 2015, the Company obtained a $1,000,000 secured demand loan. The proceeds from this loan were advanced to AHL through ACI by way of a secured promissory note to fund the purchase of the Washington property as described in “General Development of the Business – Investments – Joint Venture with AJR”. On September 30, 2015, this loan was repaid in full.

On June 26, 2015 and October 1, 2015, the Company entered into unsecured promissory notes, as amended, in the aggregate amount $3,000,000, with companies controlled by the CEO and the President of the Company. The loans mature on the later of: (i) the Company reporting two consecutive cash flow positive quarters; and (ii) August 1, 2017. No interest was to be paid on the loans until the Company reports a positive cash flow quarter and at such time, the loans bore interest at 4% per annum, compounded annually. During the year ended June 30, 2017, the loans were repaid in full.

On September 13, 2015, 1769474 entered into a mortgage financing of $1,650,000 on its production facility building and related improvements which is situated on approximately 154 acres of land in Mountain View County near Cremona, Alberta. The mortgage was renewable every six months and bore interest at a rate of 12% per annum. On March 28, 2017, the mortgage was repaid in full.

On December 31, 2015 and January 19, 2016, the Company closed two tranches of a non-brokered private placement of 9,091,670 units at $0.53 per unit for aggregate gross proceeds of $4,818,585. Each unit consisted of one Common Share and one Common Share purchase warrant, entitling the holder to purchase an additional Common Share at a price of $0.66 per share for a period of two years, subject to acceleration if the Company’s Common Shares trade above $1.25 for 10 consecutive trading days. On October 4, 2016, the Company elected to accelerate the expiry of 5,658,479 Common Share purchase warrants and 112,300 finder warrants as the closing price of the Common Shares exceeded $1.25 for ten consecutive trading days. Any warrants that were unexercised after the accelerated expiry date, November 11, 2016, were cancelled.

On January 22, 2016, the Company entered into a 2-year secured demand loan agreement in the principal amount of $3,000,000, at a rate of 19.5% per annum. In July 2016, the Company obtained an additional $1,000,000 loan. On September 28, 2016, the loans were repaid in full.

In May 2016, the Company closed two tranches of a 10% unsecured convertible debenture financing for gross aggregate proceeds of $2,050,000. The debentures were convertible into Common Shares of the Company at a price of $0.53 per Common Share for a period of 18 months, subject to acceleration if the closing price of the Common Shares was equal to or above $1.25 for 10 consecutive trading days. On July 28, 2016, the conversion price was reduced to $0.40 per Common Share as consideration for the amendment of the debentures. In September 2016, the debentures were converted into 5,674,542 Common Shares of the Company.

On July 13, 2016, the Company entered into an agreement for a drawdown equity facility of up to $5,000,000, pursuant to which the Company shall sell, on a private placement basis, units of the Company of between $100,000 to $500,000 per tranche, at a discount of 25% to the market price or such lesser discounts as allowed by the stock exchange on which the Company is listed, over a period of 18 months from the date of the agreement. Each unit will consist of one Common Share and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant will be exercisable into one Common Share at a 25% premium to the market price of the Common Shares for a period of five years from the date of issuance. To date, the Company has not drawn down on the facility.

In conjunction with the CanvasRx acquisition on August 17, 2016, the Company closed a brokered private placement of 57,500,000 subscription receipts for gross proceeds of $23,000,000. Each subscription receipt was converted into units of the Company at a price of $0.40 per unit upon the satisfaction of the conditions precedent to the acquisition. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant, with each whole warrant entitling the holder to purchase an additional Common Share at an exercise price of $0.55 per Common Share, expiring August 9, 2018. A portion of the proceeds from this private placement was used to satisfy the cash component of the CanvasRx acquisition.

On September 28, 2016, the Company closed a brokered private placement of 10% unsecured 18-month convertible debentures in the aggregate principal amount of $15,000,000, convertible into Common Shares of the Company at a price of $1.15 per share. The debentures were subject to a forced conversion provision if the VWAP of the Company’s Common Shares equaled or exceeded $2.00 per share for 10 consecutive trading days. On October 18, 2016, $10,000,000 of the principal amount of the debentures were converted and the Company issued 8,695,652 Common Shares. On October 20, 2016, the Company elected to exercise its right to convert the remaining $5,000,000 principal amount of debentures and accrued interests as the VWAP of the Common Shares for 10 consecutive days equaled $2.15.

On November 1, 2016, the Company closed a brokered private placement of 8% unsecured two year convertible debentures in the aggregate principal amount of $25,000,000, convertible into Common Shares at a price of $2.00 per share, subject to a forced conversion if the VWAP of the Common Shares equals or exceeds $3.00 per share for 10 consecutive trading days. As of June 30, 2017, the Company has issued 10,190,000 Common Shares on partial conversion of these debentures.

On February 28, 2017, the Company closed a bought deal private placement with a syndicate of investment dealers led by Canaccord Genuity Corp. and including Cormark Securities Inc., Eight Capital, Mackie Research Capital Corporation and GMP Securities LP for gross proceeds of $75,009,375. The Company issued 33,337,500 units at a price of $2.25 per unit and each unit was comprised of one Common Share and one-half Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at an exercise price of $3.00 per Common Share for a period of two years, subject to adjustment in certain events and acceleration if the VWAP of the Common Shares equals or exceeds $4.50 for 10 consecutive trading days.

On May 2, 2017, the Company completed a private placement of 7% unsecured two year convertible debentures in the aggregate principal amount of $75,000,000, convertible into Common Shares at a price of $3.29 per share, subject to a forced conversion if the VWAP of the Common Shares equals or exceeds $4.94 per share for 10 consecutive trading days. As of June 30, 2017, the Company has issued 45,593 Common Shares on partial conversion of these debentures.

Acquisitions

CanvasRx Inc.

On August 17, 2016, the Company completed the acquisition of all of the issued and outstanding shares of CanvasRx pursuant to a Share Purchase Agreement dated August 9, 2016, as amended and restated on August 16, 2016, for a total consideration of $37 million. The total consideration is conditional upon the satisfaction of future performance related milestones tied to patients, counselling locations and certain revenue milestones over a three-year period. The contingent consideration may be satisfied, at the Company’s sole discretion, in cash or Common Shares at a 15% discount to the market price at the date of issuance, unless the market price of the Company’s shares is $0.47 or below, at which point the consideration is convertible into a fixed number of shares. In any case, the issuance of the Company’s shares should not result in former CanvasRx shareholders accumulating 50% or more of the Company’s shares. If the consideration payments cannot be satisfied in cash and the issuance of shares would result in the former shareholders of CanvasRx accumulating 50% or more of the Company’s shares, a convertible debenture will be issued. Pursuant to Part 8 of NI 51- 102 and the Company has filed a Form 51-102F4 in respect of the acquisition.

During the year ended June 30, 2017, certain patient and counselling room performance milestones were achieved, and the Company paid $2,608,078 and issued 2,926,103 shares at a deemed price of $2.074 per share to the former shareholders of CanvasRx. Subsequent to year end, the Company issued 3,178,177 shares at a deemed price of $2.135 per share for patient, counselling rooms and revenue milestones achieved.

See “Description of the Business – Products and Services” for further details on CanvasRx’ services.

Peloton Pharmaceuticals Inc.

On April 28, 2017, the Company completed the acquisition of Peloton, a late-stage ACMPR applicant, out of bankruptcy protection. Under the terms of the acquisition, the Company provided a total investment pool of approximately $7 million in cash for distribution to the creditors subject to: (i) the creditors’ election to receive payments in cash, shares or a combination thereof; and (ii) post-closing adjustments. Total consideration paid for the acquisition was $9.1 million, consisting of $4.5 million in cash, 573,707 Common Shares of the Company, and $3 million in acquisition related costs. Total consideration paid is subject to change pending the settlement of all claims by previous creditors. Peloton is constructing a 40,000-square- foot cannabis production facility in Pointe-Claire, Quebec. For further details on construction at the Pointe- Claire facility, see “General Development of the Business – Production Facilities – Pointe-Claire, Quebec”. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51- 102F4 was not required to be filed.

Pedanios GmbH

In May 2017, Aurora acquired Pedanios, a leading wholesale importer, exporter and distributor of medical cannabis in the European Union. The Company acquired all of the issued and outstanding shares of Pedanios for a total consideration of $23.7 million consisting of €2,000,000 and 8,316,782 Common Shares of the Company. Of the 8,316,782 Common Shares issued, 3,421,756 Common Shares of Aurora were issued to holders of Class B securities of Pedanios at a deemed price of $2.14 per share, and 4,895,026 Common Shares of Aurora were issued to holders of Class A Common Shares of Pedanios which are held by the two founders/managing directors of Pedanios who will continue to run the company. 17% of the 4,895,026 Common Shares of Aurora issued to holders of Class A Common Shares of Pedanios will become free trading 4 months from closing, with the balance becoming unrestricted in equal installments on a quarterly basis over 27 months, commencing February 2018. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed.

Pedanios holds all relevant licenses and permits and has been importing, exporting and distributing cannabis for medical purposes since December 2015 into and within the European Union. Pedanios distributes to more than 1,500 German pharmacies and currently relies exclusively on imported medical cannabis products from federally regulated producers in Canada and the Netherlands.

In July 2017, Pedanios successfully passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany. As a result of initial stage evaluations, the German Federal Institute for Medicines and Medical Products (“BfArM”), has requested Pedanios’ participation in the second and final stage of the application process which involves a competitive bid proposal and contract negotiations to cultivate, process, store, package and deliver cannabis for medical purposes in Germany. Results of the tender process are expected before the end of 2017.

In September 2017, the Company received its Export Permit issued by Health Canada, as well as provisional import status from the German Bundesopiumstelle (Federal Narcotics Bureau), to import medical cannabis products into Germany through Pedanios. On September 18, 2017, the Company shipped 50 kilograms of dried cannabis from its facility in Mountain View County, Alberta, to Berlin-based Pedanios. This is the first quantity of product sourced from Aurora’s Canadian cultivation base to supply the German medical market, with further ongoing shipments planned.

Upon delivery to Pedanios, the product will be distributed to a network of more than 1,500 pharmacies across Germany, a country of more than 82 million people. Germany currently represents the largest single federally- legal medical cannabis market in the world, and is experiencing a significant shortage of supply. Of note, Germany is the first county in the world to cover the cost of medical cannabis, for any therapeutic application approved by a physician, through its national health insurance system. The market for medical cannabis in Germany is expected to expand rapidly. Dr. Franjo Grotenhermen, leading cannabis physician and managing director of the International Association for Cannabinoid Medicines, anticipates the number of patients using medical cannabis in Germany to grow from several thousand today, to approaching a million in the coming years2.

Investments

Joint Venture with AJR

On April 7, 2015, the Company entered into a Limited Liability Partnership Agreement with AJR and formed AHL, a Washington Limited Liability Partnership. The Company and AJR each hold 50% of the issued and outstanding securities in AHL. In 2015, AHL purchased two parcels of land totaling 24.5 acres in Whatcom county, Washington for US$2,300,000 to construct a new marijuana production and processing facility. The Company has subsequently decided not to move forward with US cannabis production and listed the land for sale.

Investment in Cann Group

On May 2, 2017, the Company commenced its international expansion strategy and subscribed to the IPO of Cann Group on the Australian Stock Exchange (ASX: CAN) as the cornerstone investor, securing a 19.9% stake in Cann Group. The company subscribed for 21,562,314 fully paid ordinary shares at a price of A$0.30 per share for a total investment of $6,627,177 (A$6,468,694), representing approximately 47% of the IPO.

Cann Group was issued Australia’s first medical cannabis cultivation license in March 2017, in addition to Australia’s first medical cannabis research license in February 2017. The company has also been issued with permits that facilitate the establishment of breeding plants for propagation purposes; a research program being undertaken with Australia’s Federal research agency, the Commonwealth Scientific and Industrial Research Organization (“CSIRO”), to develop unique cannabis extracts; and the supply of plant material for manufacturing into medical cannabis products for patient use. Cann Group is building a world-class business focused on breeding, cultivating and manufacturing medical cannabis for sale and use within Australia.

On July 18, 2017, Aurora entered into a technical services agreement with Cann Group, which covers the period until the end of 2022, to facilitate an exchange of information and support across areas including the cultivation and processing of medical cannabis, extraction and manufacturing technology, and analysis of cannabis extracts.

Cann Group successfully completed the harvest of its first cultivation cycle of medicinal cannabis at the company’s southern facility in Victoria. Cann Group is producing medicinal cannabis for manufacturing into a final product that can be accessed by patients via clinical trials, or through the Australia’s Therapeutic Goods Administration’s Authorized Prescriber or Special Access Scheme.

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2Source: https://www.tagesschau.de/inland/cannabis-137.html, March 3, 2017

Cann Group completed a licensing and distribution agreement with CannaKorp, Inc. to import and sell the Cannacloud vaporizing device and to produce medical cannabis pods to be used with it. The vaporizing system will be sold as an open platform for licensed medicinal cannabis cultivators looking to have their cannabis available via a vaporization device.

Joint Venture Research with Radient

On December 14, 2016, Radient and Aurora executed a MOU to evaluate an exclusive partnership for the Canadian market with regard to the joint development and commercialization of standardized cannabinoid extracts.

Pursuant to the MOU, on February 13, 2017, the Company completed its investment in Radient by way of a $2,000,000 unsecured 10% convertible debenture, convertible into units at $0.14 per unit. Each unit consisted of one common share and one share purchase warrant of Radient. Each warrant is exercisable into one common share of Radient at an exercise price of $0.33 per share for a period of two years. The debenture has a term of 2 years, is payable on demand during the first 5 months following issuance, and is subject to a mandatory conversion if, after 5 months from the date of issuance, (i) the VWAP of Radient’s shares is equal to or greater than $0.40 for 10 consecutive days; or (ii) the Company and Radient enter into an exclusivity, licensing, service or similar agreement.

During the year ended June 30, 2017, the Company received 104,167 units of Radient in exchange for an interest payment of $50,000 relating to the convertible debenture. Each interest unit consisted of one common share and one warrant, with each warrant exercisable into one share of Radient at a price of $0.48 per share expiring February 13, 2019.

On March 9, 2017, the Company participated in Radient’s private placement of units for a total investment of $1,250,010. Each unit consisted of one common share and one-half share purchase warrant of Radient at a price of $0.45 per unit. Each whole warrant is exercisable into one common share of Radient at $0.70 per share for a period of two years.

On July 28, 2017, the Company received 14,285,714 units of Radient pursuant to the mandatory conversion related to the VWAP on the debenture. In addition, the Company received 77,540 units of Radient in exchange for its final interest payment of $41,096. Each unit consisted of one common share and one warrant, with each warrant exercisable into one common share at $0.53 per share until February 13, 2019.

On June 5, 2017, Aurora and Radient successfully completed their joint venture research activity and confirmed the effectiveness of Radient’s MapTM technology and associated continuous flow design for extracting cannabinoids from dried cannabis. Based on the positive results of the study, Radient and Aurora have agreed to negotiate an exclusive development and commercialization agreement for the use of Radient’s technology, and to continue the exclusive joint venture for additional scientific research and development of cannabis and hemp products.

Radient’s MapTM technology enables precise control of temperature and extraction time of continuously flowing material, both of which affect purity and extract profile. This careful control of extraction parameters and product quality is something that is impossible to achieve at a large scale using conventional methods. Extremely high (quantitative) recovery of available cannabinoids is possible in extraction times that are shaved from hours to minutes.

Investment in Hempco

Subsequent to June 30, 2017, the Company entered into a subscription agreement to purchase 10,558,676 units of Hempco at $0.3075 per unit for gross proceeds of $3,246,793 (the “Investment”). Each unit will consist of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.41 per share for a period of two years, subject to accelerated expiry if Hempco’s shares trade above a VWAP of $0.65 for any 30-day period following closing of the Investment. The subscription agreement provides that closing of Hempco’s private placement is subject to conditions, including the execution of an option agreement with the majority owners of Hempco and an investor rights agreement, TSX Venture, TSX and Hempco disinterested shareholder approval. Upon closing, the Company will hold approximately 23% of the share capital of Hempco on a fully diluted basis.

On September 15, 2017, the Company and Hempco executed the Option Agreement (the “Option”) to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco, which, upon exercise, would bring the Company’s total ownership interest in Hempco to over 50% on a fully diluted basis. If the Company elects to exercise the Option, the shares will be acquired in tranches, the pricing of which, is contingent on certain performance milestones of Hempco. The Option will become effective on the closing of Hempco’s private placement which remains subject to disinterested Hempco shareholder approval.

On September 15, 2017, the Company and Hempco executed the Investor Rights Agreement that will allow Aurora to nominate two directors to the Hempco Board of Directors, require that Hempco adopt an expenditure policy, provide for certain matters related to cannabidiol extraction from hemp, and provide Aurora with anti-dilution protection. The Investor Rights Agreement will become effective on the closing of Hempco’s private placement which remains subject to disinterested Hempco shareholder approval.

Although the Investor Rights Agreement will not take effect until the closing of the Private Placement, Hempco has signed an undertaking, effective immediately, to use reasonable efforts to appoint the two Aurora nominees to the Hempco Board immediately, that it will use reasonable efforts to find a suitable candidate to be the new Chief Executive Officer of Hempco, with the goal of having the new candidate in place as soon as reasonably possible, that Hempco will adopt an expenditure policy, and that funds previously advanced by Aurora will be used to develop the Hempco facility in Nisku, Alberta, and settle certain Hempco payables. As of the date of this AIF, the Hempco Board of Directors has appointed Mr. Allan Cleiren, Aurora’s Chief Operating Officer, and Mr. Steve Dobler, Aurora’s President and Director, as directors of Hempco.

Hempco is one of the world's largest industrial producers of hemp and hemp products, and currently offers three primary product lines:(1) bulk and packaged food products (e.g. hemp protein powder, hemp seeds or hearts, hemp oil, etc.); (2) hemp fibre; and (3) nutraceuticals. Hempco's line of packaged foods are sold under the brand "Planet Hemp" and are distributed globally in seven countries.

Industrial hemp grown under contract to Hempco contains efficient extractable quantities of cannabidiol (CBD), a compound shown through a growing body of anecdotal and scientific evidence to have considerable medical benefits in symptom management.

Aurora anticipates, based on recommendation by the Federal Task Force on Cannabis Legalization, that the regulations preventing industrial hemp producers from harvesting leaves, flowers and buds, which contain CBDs will be revised to allow for the processing of CBDs. Cannabidiol does not have any intoxicating effects such as those caused by tetrahydrocannabinol (THC).

The market for CBDs in the form of capsules, oils, and topicals is expected to show significant growth, and Aurora considers the proposed transaction with Hempco to be a strategic initiative to enable market share dominance in this attractive segment.

Through its relationship with Radient, the Company has access to an efficient, cost-effective, high-throughput methodology of producing CBD-based products at large scale, thus providing the Company with a direct channel and considerable competitive advantage in addressing this growing market when CBD extraction from hemp is allowed.

Senior Management and Board Changes

Aurora continued to build and strengthen its management team with talented and experienced individuals to ensure the Company has the leadership to further build shareholder value through execution of domestic and international objectives and opportunities.

In May 2017, Aurora appointed Glen Ibbott as Chief Financial Officer and Allan Cleiren as Chief Operating Officer.

In June 2017, the Company appointed Debra Wilson as VP of Human Resources.

In August 2017, the Company appointed Nilda Rivera as VP of Finance, Nick Whitehead as VP of Market Development, Dieter MacPherson as VP of Production, and John Barnet as Chief Cultivator.

Barry Fishman has resigned from the Board of Directors effective September 25, 2017. Mr. Fishman will continue to provide limited direction to the Company until a new director has been appointed.

Operations

Same-day Delivery

In May 2016, the Company launched a same-day delivery of medical cannabis to clients in Calgary, Edmonton and surrounding communities. More than 75% of Aurora patients in the Metro Calgary area are receiving their product orders within 24 hours, through same-day delivery and subsequently-introduced overnight/next-day delivery.

Mobile Application

On September 12, 2016, the Company announced the launch of the world’s first App allowing for the purchase of legal medical cannabis. The feature-rich App, which was an immediate success, runs on both Apple and Android platforms, and uses data encryption between Aurora’s server and consumer devices, to ensure security and patient privacy.

On March 1, 2017, Aurora unveiled the second generation of its popular mobile application, incorporating a number of enhanced features to provide a significantly upgraded user experience to new and existing clients of the Company. Coupled with Aurora’s industry-leading same-day and next-day delivery services, the App further expands the Company’s e-commerce strategy, a key differentiator in the legal cannabis market. The next generation App, which includes an updated look and feel, enables the Company to communicate directly with clients via real-time push notifications for new product releases, send automated text reminders for upcoming account renewals, and introduces clients to a new message center with personalized Aurora Newsfeed. Registered clients can conveniently scroll through high resolution images, view product descriptions and cannabinoid profiles, and view account and prescription details. Payment methods can be added and removed, answers to frequently asked questions (FAQs) easily accessed, and clients can place orders and choose from multiple courier options. The App allows clients to complete orders in seconds, from any location, via their phone or tablet device, and also integrates Canada Post and Purolator Application Programming Interfaces (APIs) to allow for real-time tracking of shipments from directly within the App.

Organigram Recall

On January 16, 2017, the Company announced a voluntary recall of products purchased from Organigram, an unrelated Licensed Producer, that contained a pesticide not currently registered for use on medical cannabis under the Pest Control Products Act. This recall is defined by Health Canada as a Type II recall, a situation in which the use of, or exposure to, a product may cause temporary adverse health consequences or where the probability of serious adverse health consequences is remote. The Company has proactively and diligently contacted all clients affected by the recall. Organigram fully reimbursed the Company as follows: aggregate cash payments of $834,835, constituting a full refund of $384,835 for product returned and a reimbursement of $450,000, fully covering Aurora’s costs incurred via extension of purchase credits by Aurora to its affected clients. The Company no longer purchases any further products from Organigram.

Product Testing Disclosure

On March 9, 2017, the Company introduced the cannabis industry’s most comprehensive product testing disclosure process. The purpose of the new protocol is to provide clients with secure knowledge that every Aurora product available for purchase has been certified by an independent third-party laboratory as having passed testing for the widest possible range of potential contaminants. The new system, developed in partnership with Anandia provides a certification link for each product featured on Aurora’s menu, both through the Company’s website and through its one-of-a-kind mobile application. Clicking the link will take clients to a product-specific webpage, providing a simplified Certificate of Analysis indicating that the product in question has been analyzed with accuracy for potency, and passed Anandia’s rigorous testing procedures for the presence of contaminants.

DESCRIPTION OF THE BUSINESS

General

Summary

The Company, through the following wholly-owned subsidiaries, produces and distributes medical cannabis:

ACE, the Company’s wholly-owned Canadian subsidiary, is in the business of producing and distributing medical cannabis in Canada pursuant to the AMPR. Aurora has specific strains of marijuana that are able to treat various ailments in a variety of patients, including strains that appeal to discerning patients with high tolerances and large daily consumption amounts. Aurora distributes orders through secured courier services. Same-day delivery and overnight/next-day delivery is offered to patients residing in Calgary, Edmonton and surrounding communities. In September 2017, ACE began exporting medical cannabis to Germany.

Pedanios, the Company’s wholly-owned German subsidiary, is in the business of importing, exporting and distributing wholesale medical cannabis in the European Union. Pedanios is a licensed pharmaceutical wholesaler and licensed narcotics dealer of medical marijuana pursuant to section 52a of the AMG and section 3 of the BtMG, respectively. Pedanios distributes orders through secured courier services and offers next-day delivery.

The Company is also a 19.9% shareholder of Cann Group, the first Australian company licensed to conduct research on and cultivate medical cannabis. See “General Development of the Business – Investments – Investment in Cann Group”.

Aurora’s strategy and vision is to build a leading, integrated global cannabis company through the construction of highly-efficient purpose-built facilities that allow the Company to produce significant volumes of low-cost, high quality cannabis, an aggressive and strategically focused international expansion, strong brand differentiation, and industry leading board, management and production teams. Aurora expects this strategy will deliver strong shareholder value as the Company gains and retains significant market share of the domestic and international medical cannabis markets, as well as the Canadian adult usage market.

To achieve the Company’s vision and short-term goals, Aurora is expediting the completion of Aurora Sky, its major facility expansion at the Edmonton International Airport and of its production facility in Pointe- Claire, Québec. The Company is currently executing an aggressive Canadian and international expansion, as evidenced by the April 2017 acquisition of Peloton in Québec, May 2017 acquisition of Pedanios in Germany, and lead participation in the May 2017 Cann Group IPO in Australia. The Company is also actively pursuing further domestic and international opportunities. Aurora is continuing to accelerate its penetration of the Canadian medical cannabis market and leverage its Health Canada sales license for derivative products. If, as expected, the Canadian federal government passes legislation legalizing the adult consumer use of cannabis, the Company is building organizational and production capacity to capture a share of the adult use market. Most recently, Aurora strengthened its senior management team with the appointment of a new CFO and COO as well as four Vice Presidents in finance, production, market development and human resources.

Products and Services

Aurora’s principal market is patients who use medical cannabis in Canada. The Company has currently reached over 20,000 active and pending registered patients in less than 2 years after initiating product sales in January 2016, which management believes to be the fastest rate of patient registration for a Licensed Producer after the launch of commercial operations. Aurora currently sells dried medical cannabis at $9 per gram with compassionate pricing set at $6 per gram and cannabis oils at $95 per 30 millilitre bottle with compassionate pricing set at $65 per 30 millilitre bottle.

Registered patients can order products through the Company’s online shop, mobile application, or by phoning its client care center. In May 2016, the Company became the first Licensed Producer to offer same-day delivery of medical cannabis. The Company launched same-day delivery of medical cannabis to clients in Calgary and Edmonton metropolitan areas which allows Aurora patients in these areas to receive their product orders within 24 hours, through same-day delivery and subsequently-introduced overnight/next-day delivery.

The Company operates in two segments, the production and sale of medical cannabis and patient counseling and outreach services.

	Medical	Patient
	Cannabis	Counselling	Total
	$	$	$
Revenues
Year ended June 30, 2017	15,922,075	2,144,843	18,066,918
Year ended June 30, 2016	1,439,271	-	1,439,271

Patient counselling became a segment on the completion of the acquisition of CanvasRx on August 17, 2016. During the three and twelve months ended June 30, 2017, the Company generated revenues of $308,619 and $2,144,843, respectively, from the patient counseling segment, and $5,627,111 and $15,922,075, respectively, from the sale of medical cannabis.

The Company generates revenue in two geographical locations, in Canada and in Germany.

	Canada	Germany	Total
	$	$	$
Revenues
Year ended June 30, 2017	17,628,283	438,635	18,066,918
Year ended June 30, 2016	1,439,271	-	1,439,271

Germany became a geographical segment on the completion of the acquisition of Pedanios on May 30, 2017. During the three and twelve months ended June 30, 2017, the Company generated revenues of $438,635 and $438,635 respectively in Germany, and $5,497,095 and $17,628,283 respectively in Canada.

The Mountain View facility operates in accordance with the ACMPR requirements, including in relation to the security requirements. The ACMPR requires production sites be indoors and not in a private dwelling, and further sets out physical security requirements. Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. As of the date hereof, there are no outstanding inspection issues with Health Canada.

On August 17, 2016, Aurora acquired CanvasRx, a counseling and outreach service provider that helps patients learn about how to safely and effectively use medical cannabis, select a strain from the hundreds available in Canada and register with their choice of licensed producer. CanvasRx has 24 physical locations in Ontario and Alberta, and is the largest medical cannabis counseling and outreach service in Canada. On September 12, 2017, CanvasRx opened its first location in British Columbia. Located in Vancouver, the newest center will represent the 25th CanvasRx location and the 7th location opened in 2017. Over 8,400 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics. CanvasRx has now helped more than 29,000 Canadian patients access medical cannabis, and has assisted more than 7,000 patients in registering with Aurora.

CanvasRx plays an important role in the ongoing education of physicians interested in learning more about medical cannabis and the procedures under applicable regulations to obtain cannabis. The acquisition of CanvasRx increases Aurora’s presence in the medical cannabis sector, provides Aurora with access to valuable aggregate data on patient use of medical cannabis, as well as the ability to jointly develop new services for patients, and tailor its product line to offer an industry-leading and demand matching selection of products and strains tailored to the needs of patients.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of cultivation and growing of medical marijuana, and specifically the unique indoor agricultural skills required for the cultivation of marijuana in accordance with the ACMPR requirements.

Aurora’s experienced growing team and quality assurance team are focused on generating the highest quality and most consistent product that meets and exceeds Health Canada expectations. The Company has established strict regulatory compliance, a high level of quality assurance, and testing protocols to maintain customer satisfaction. In addition, Aurora has a system that provides additional certainty regarding the purity and safety of the cannabis it produces and sells.

Management is composed of individuals who have extensive expertise in the medical marijuana industry and are complemented by a strong Board. See “Directors and Officers”.

Competitive Conditions

As of the date of this AIF, Health Canada has issued a total of 59 licenses to companies on its list of Licensed Producers. Additional information on the current list of Licensed Producers can be found on Health Canada’s website at: https://www.canada.ca/en/health-canada/services/drugs-health-products/medical-use- marijuana/licensed-producers/authorized-licensed-producers-medical-purposes.html.

Due to the nature of the regulatory regime, Aurora anticipates increases in the level of competition in the medical marijuana industry as new competitors enter the market. The principal aspects of competition are anticipated to be the price and quality of the cultivated marijuana, as well as the service provided to patients.

Employees

As of June 30, 2017, the Company had approximately 171 employees (2016 – 79 employees). As of the date of this AIF, the Company has approximately 190 employees.

Risk Factors

This section discusses factors relating to the business of Company that should be considered by both existing and potential investors. The information in this section is intended to serve as an overview and should not be considered comprehensive and the Company may face risks and uncertainties not discussed in this section, or not currently known to us, or that we deem to be immaterial. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

Reliance on Licensing

The ability of Aurora to continue its business of growth, storage and distribution of medical marijuana is dependent on the good standing of all licenses, including the licenses to produce and sell cannabis oil products, and adherence to all regulatory requirements related to such activities. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial condition and operations of the business of the Company. Although the Company believes that it will meet the requirements of the ACMPR for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licenses or should they renew the licenses on different terms, the business, financial condition and operating results of the Company would be materially adversely affected.

Change in Law, Regulations and Guidelines

Aurora’s business is subject to a variety of laws, regulations and guidelines relating to marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical marijuana but also laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines may cause adverse effects to the Company’s operations.

On February 24, 2016, the Federal Court released its decision in the case of Allard et al v. Canada, declaring that the MMPR, as it was drafted, was unconstitutional in violation of the plaintiffs’ rights under section 7 of the Charter of Rights and Freedoms. On August 24, 2016, the ACMPR came into force, replacing the MMPR as the regulations governing Canada’s medical cannabis regime which permits patients to produce a limited amount of cannabis for their own medical purposes or to designate a person to produce a limited amount of cannabis. The ACMPR could potentially decrease the size of the market for the Company’s business, and potentially materially and adversely affect the Company’s business, its results of operations and financial condition.

Regulatory Risk

Achievement of the Company’s business objectives are contingent, in part, upon compliance with the regulatory requirements, including those imposed by Health Canada, enacted by these government authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. Aurora cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by government authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company’s business, results of operation and financial condition.

Limited Operating History and No Assurance of Profitability

Aurora Marijuana Inc., which prior to the completion of the RTO was the entity in which Aurora’s business was organized, was incorporated in 2013, and the business of the Company began operations in 2015, and started generating revenues from the sale of medical cannabis in January 2016. The Company is subject to all of the business risks and uncertainties associated with any early-stage enterprise, including under- capitalization, cash shortages, limitation with respect to personnel, financial and other resources, and lack of revenues.

The Company has incurred operating losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

Unfavourable Publicity or Consumer Perception

The success of the medical marijuana industry may be significantly influenced by the public’s perception of marijuana’s medicinal applications. Medical marijuana is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to medical marijuana will be favourable. The medical marijuana industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of medical marijuana may have a material adverse effect on our operational results, consumer base and financial results.

Competition

The market for the Company’s products does appear to be sizeable and Health Canada has only issued a limited number of licenses under the ACMPR to produce and sell medical marijuana. As a result, the Company expects significant competition from other companies due to the recent nature of the ACMPR regime. A large number of companies appear to be applying for production licenses, some of which may have significantly greater financial, technical, marketing and other resources, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships.

Should the size of the medical marijuana market increase as projected the demand for products will increase as well, and in order for the Company to be competitive it will need to invest significantly in research and development, marketing, production expansion, new client identification, and client support. If the Company is not successful in achieving sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, its financial conditions and operations.

Realization of Growth Targets

Aurora’s ability to continue production of marijuana, at the same pace as of the date of this AIF or at all, is affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors, breakdowns, aging or failure of equipment or processes, labour disputes, as well as factors specifically related to indoor agricultural practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes or storms.

Uninsured or Uninsurable Risk

The Company may be subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Key Personnel

The Company’s success will depend on its directors’ and officers’ ability to develop and execute on the Company’s business strategies and manage its ongoing operations, and on the Company’s ability to attract and retain key quality assurance, scientific, sales, public relations and marketing staff or consultants now that production and selling operations have begun. The loss of any key personnel or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense and no assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact the Company’s operations.

Conflict of Interest

Certain of the Company’s directors and officers are also directors and officers in other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

Litigation

The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While the Company has insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact the Company’s business, operating results or financial condition.

Agricultural Operations

Since the Company’s business will revolve mainly around the growth of medical marijuana, an agricultural product, the risks inherent with agricultural businesses will apply. Such risks may include disease and insect pests, among others. Although the Company expects to grow its product in a climate controlled, monitored, indoor location, there is no guarantee that changes in outside weather and climate will not adversely affect production. Further, any rise in energy costs may have a material adverse effect on the Company’s ability to produce medical marijuana.

Transportation Disruptions

The Company will depend on fast, cost-effective and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier service used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Fluctuating Prices of Raw Materials

The Company’s revenues are in a large part derived from the production, sale and distribution of marijuana. The price of production, sale and distribution of marijuana will fluctuate widely due to how young the marijuana industry is and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Company and, therefore, the economic viability of any of the Company’s business, cannot accurately be predicted.

Environmental and Employee Health and Safety Regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non- hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an Environmental Compliance Approval or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Intellectual Property

The success of the Company’s business depends in part on its ability to protect its ideas and technology. Aurora has no patented technology at this time nor has it applied to register any patents. AMI has applied to register the trademark “AURORA” and has received an approval notice from the Canadian Intellectual Property Office. CanvasRx has registered a trademark for “CanvasRx”. Even if the Company moves to protect its technology with trademarks, patents, copyrights or by other means, Aurora is not assured that competitors will not develop similar technology, business methods or that Aurora will be able to exercise its legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact our ability to successfully grow our business.

Political and Economic Instability

The Company may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in medicine and agriculture development or investment policies or shifts in political attitude in certain countries may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people and water use. The effect of these factors cannot be accurately predicted.

Facility Expansion

The construction of the Company’s Aurora Sky and Quebec facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond its control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed the Company’s budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from the construction of the new facilities, which in turn may materially and adversely affect its business, prospects, financial condition and results of operations.

The expansion also requires Health Canada approvals. There is no guarantee that Health Canada will approve the contemplated expansion in a timely fashion, nor is there any guarantee that the expansion will be completed in its currently proposed form, if at all. The failure of the Company to successfully execute its expansion strategy (including receiving the expected Health Canada approvals in a timely fashion) could adversely affect the business, financial condition and results of operations of the Company.

Market Risk for Securities

The market price for the Common Shares of the Company could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the Company. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Global Economy Risk

An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Company will be dependent upon the capital markets to raise additional financing in the future, while it establishes a user base for its products. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s shares on the Exchange.

Dividend Risk

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. The Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

Volatile Market Price for Company Common Shares

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control, including the following:

•	actual or anticipated fluctuations in the Company's quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Company operates;

•	addition or departure of the Company's executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Company Common Shares;

•	sales or perceived sales of additional Company Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company's industry generally and its business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company's industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Company Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of Company Common Shares may be materially adversely affected.

Holding Company Status

The Company is a holding company and essentially all of its operating assets are the capital stock of its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company's subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company.

DIVIDENDS AND DISTRIBUTIONS

Aurora has not declared nor paid any cash dividends on any of its issued shares since its inception. Other than requirements imposed under applicable corporate law, there are no other restrictions on the Company’s ability to pay dividends under the Company’s constating documents. The Company has not paid any dividends on the Common Shares since its incorporation. The Company has no present intention of paying dividends on the Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business and, when appropriate, retire debt.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, an unlimited number of Class A shares with a par value of $1.00 each; and an unlimited number of Class B shares with a par value of $5.00 each.

As at June 30, 2017, the issued share capital consisted of 366,549,244 Common Shares. No class A Shares or Class B Shares were issued or outstanding.

Common Shares

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Class A Shares

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class B Shares

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

As of the date of this AIF, there are 371,569,751 Common Shares issued and outstanding (435,810,910 fully- diluted). No class A Shares or Class B Shares are issued or outstanding.

The dilutive securities are summarized as follows:

Security Type	Common Shares Issuable (#)	Exercise price (average) ($)	Cash proceeds or debt reduction if exercised ($)
Warrants (1)	21,779,000	2.42	52,728,888
Stock Options	15,586,150	1.93	30,059,075
Compensation Warrants (2)	1,865,249	2.25	4,196,810
Convertible Debentures	25,010,760	3.17	79,370,000
	64,241,159		166,354,773

Notes:

(1)

Details of warrants outstanding: (i) 1,760,000 common share purchase warrants exercisable at a price of $0.50 until December 9, 2017; (ii) 61,500 common share purchase warrants exercisable at a price of $0.55 until August 9, 2018; (iii) 3,288,750 common share purchase warrants exercisable at a price of $0.55 until August 17, 2018; and (iv) 16,668,750 common share purchase warrants exercisable at a price of $3.00 until February 28, 2019.

(2)

Representing units consisting of one common share and one-half of one warrant exercisable at a price of $2.25 per unit. Each whole warrant is exercisable into one common share at a price of $3.00 per share.

MARKET FOR SECURITIES

Trading Price and Volume

Up to October 4, 2016, the Common Shares were traded on the CSE under the trading symbol “ACB”. On October 5, 2016, the Company de-listed from the CSE and began trading on the TSXV under the trading symbol “ACB”. On July 24, 2017, the Company graduated from the TSXV to the TSX and continues to trade under the symbol “ACB”. The table below summarizes the range and volume of trading prices for each of the months stated:

	Price Range ($)
Month			Total Volume (#)
	High	Low
CSE
July 2016	0.490	0.400	8,425,548
August 2016	1.160	0.435	38,175,663
September 2016	1.460	0.830	43,934,653
October 1 – 4, 2016	1.590	1.410	7,964,655
TSX-V
October 5 – 31, 2016	2.440	1.690	74,920,780
November 2016	3.950	1.560	150,482,185
December 2016	2.780	1.960	131,697,678
January 2017	2.720	2.250	64,680,586
February 2017	2.840	2.250	53,890,550
March 2017	2.680	2.210	58,114,893
April 2017	3.480	2.500	100,405,379
May 2017	2.770	2.340	32,060,901
June 2017	2.340	1.900	42,396,846
July 1 – 23, 2017	2.595	2.050	19,818,643
TSX
July 24 – 31, 2017	2.820	2.630	12,868,225
August 2017	2.710	2.350	18,947,860
September 1 – 25, 2017	2.870	2.490	25,868,725

Prior Sales

During the year ended June 30, 2017, the Company issued the following securities, which are convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issuance	Security	Number of Securities	Issue/ExercisePrice Per Security ($)
August 8, 2016	Stock options	350,000 (1)	0.66
September 23, 2016	Stock options	1,315,000 (2)	1.30
October 12, 2016	Stock options	350,000 (3)	2.18
October 29, 2016	Stock options	2,800,000 (4)	2.25
January 19, 2017	Stock options	2,100,000 (3)	2.56
February 24, 2017	Stock options	50,000 (3)	2.62
March 22, 2017	Stock options	2,500,000 (3)	2.27
May 11, 2017	Stock options	2,705,000 (3)	2.49
August 9, 2016	Warrants	2,712,500 (5)	0.55
August 17, 2016	Warrants	28,750,000 (6)	0.55
September 20, 2016	Warrants	22,641 (5)	0.69
September 21, 2016	Warrants	8,301 (5)	0.69
September 30, 2016	Warrants	123,774 (5)	0.69
October 4, 2016	Warrants	655,000 (5)	0.55
November 10, 2016	Warrants	61,500 (7)	0.55
December 12, 2016	Warrants	500,000 (5)	0.55
December 14, 2016	Warrants	246,000 (5)	0.55
January 17, 2017	Warrants	425,000 (5)	0.55
February 28, 2017	Warrants	16,668,750 (8)	3.00
August 9, 2016	Compensationoptions	3,775,000 (9)	0.40
February 28, 2017	Compensationoptions	1,865,249 (10)	2.25
November 1, 2016	Convertible debentures	12,500,000 (11)	2.00
May 2, 2017	Convertible debentures	22,796,353 (12)	3.29

Notes:

(1)	Of these options, 233,334 remain outstanding as at the date hereof.
(2)	Of these options, 1,154,405 remain outstanding as at the date hereof.
(3)	All of these options remain outstanding as at the date hereof.
(4)	Of these options, 2,450,000 remain outstanding as of the date hereof
(5)	All of these warrants were exercised during the year ended June 30, 2017.
(6)	Of these warrants, 3,288,750 remain outstanding as of the date hereof.
(7)	Of these warrants, 61,500 remain outstanding as of the date hereof.
(8)	Of these warrants, 16,668,750 remain outstanding as of the date hereof.
(9)	All of these compensation options were exercised during the year ended June 30, 2017.
(10)	Of these compensation options, 1,865,249 remain outstanding as of the date hereof.
(11)	As of the date hereof, $4,520,000 principal amount of these debenture are convertible into Common Shares.
(12)	As of the date hereof, $74,850,000 principal amount of these debenture are convertible into Common Shares.

Subsequent to the financial year ended June 30, 2017, the Company issued the following securities convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issuance	Security	Number of Securities	Issue/Exercise Price Per Security ($)
August 8, 2017	Stock options	1,305,000 (1)	2.39

Notes:

(1)	All of these options remain outstanding as at the date hereof.

ESCROWED SECURITIES

The following table includes the balance of escrowed securities as at June 30, 2017:

Designation of Class	Number of Securities held in Escrow (1)	Percentage of Class (2)
Common Shares	12,937,500	3.5%
Options	Nil	Nil
Warrants	Nil	Nil

As of the date of this AIF, there were 12,937,500 Common Shares held in escrow. Notes:

(1)

Pursuant to an escrow agreement dated September 18, 2014, entered into by certain shareholders, Computershare Investor Services Inc., and the Company in connection with the RTO, certain security holders were required to submit their securities to escrow, of which warrants, stock options, and 60,000,000 Common Shares were submitted, with 10% of such securities were released on December 9, 2014, and 15% were to be released every six months thereafter over a period of thirty-six months. Any convertible securities exercised while in escrow will have the underlying Common Shares issued and deposited in escrow on the same schedule of release.

(2)	Based on 366,549,244 Common Shares issued and outstanding as at June 30, 2017.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth information regarding our directors and executive officers. Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed. The next annual meeting of the Company is scheduled to be held on November 13, 2017.

Name, Province or State and Country of Residence	Positions with the Company	Date of Appointment	Principal Occupation Within the Past Five Years (1)
Terry Booth (4) Edmonton,Alberta, Canada	Chief Executive Officer and Director	December 9, 2014	President and part owner of Superior Safety Codes Inc.
Steve Dobler (3) Calgary, Alberta, Canada	President and Director	December 9, 2014	Professional Engineer; Vice President and part owner of Superior Safety Codes Inc.; President of ICC Enterprises Corp. since May 2002.
Jason Dyck (4) Sherwood Park, Alberta, Canada	Director	March 9, 2015	Professor, Department of Pediatrics, University of Alberta since July 1999; and Vice-President,MetabolicModulators Research Ltd. since July 1999.
Adam K. Szweras (2) (3) (4) Toronto,Ontario, Canada	Director	August 10, 2015	Barrister & Solicitor; Partner at Fogler, Rubinoff LLP since February 2006; and Chairman of Foundation Markets Inc. since December 2005.
Michael Singer (2) (3) (4) Montreal,Quebec, Canada	Director	May 20, 2016	Chartered Professional Accountant (CPA, CGA), Consultant and Entrepreneur; CFO of Clementia Pharmaceuticals Inc. since May 2015; CFO of Bedrocan Cannabis Corp. from May 2014 to June 2015; and CFO of Thallion Pharmaceuticals Inc. from March 2007 to August 2013.
Barry Fishman Toronto, Ontario, Canada	Director	October 11, 2016	Certified Public Accountant; CEO & Director of Merus Labs from September 2014 to August 2017; and CEO of Teva Canada Limited from June 2008 to December 2013.
Joseph del Moral Toronto, Ontario, Canada	Director	October 1, 2016	CEO of 2425451 Ontario Inc. also known as Canadian Cannabis Clinics since 2014; and Director of 2179321 Ontario Inc. also known as Newten Home Comfort from January 2007 to December 2013.
Glen Ibbott Vancouver,British Columbia,Canada	CFO	May 8, 2017	Chartered Professional Accountant (CPA, CA) and Certified Public Accountant; CFO of QLT Inc. from January 2015 to April 2017; Vice President of Finance of Nordion Inc. August 2010 to Dec 2014.

Allan Cleiren Edmonton,Alberta, Canada	COO	May 22, 2017	Chartered Professional Accountant (CPA, CA); COO of Jardine Lloyd Thompson Canada Inc. from June 2016 to June 2017; Executive Vice-President of Universal Rail Systems Inc., from April 2012 to February 2016.
Cameron Battley Toronto, Ontario, Canada	Executive Vice- President	November 7, 2016	President of Health Strategy Group Inc. from January 1998 to March 2016.
Neil Belot Vancouver,British Columbia,Canada	Chief Global Business Development Officer	March 21, 2017	Chief Brand Officer at Aurora from September 8, 2015 to March 20, 2017; Executive Director of Canadian Medical Cannabis Industry Association from November 2014 to September 2015; Gas Portfolio & Energy Services Manager of Housing Services Corp. from September 2012 to September 2014.
Nilda Rivera Vancouver,British Columbia,Canada	Vice President, Finance Corporate Secretary	August 1, 2017 September 8, 2015	Controller of Aurora from August 2015 to July 31, 2017; CFO of Avarone Metals Inc. from June 2010 to August 2015.
Debra Wilson Edmonton,Alberta, Canada	Vice President Human Resources	June 22, 2017	Instructor at Northern Alberta Institute of Technology, August 2016 to July 2017; Director of HR of Universal Rail from October 2013 to March 2016; VP of HR & OD of Alberta Pensions Services from January 2011 to October 2016.
Nick Whitehead Vancouver,British Columbia,Canada	Vice President Market Development	August 1, 2017	Manager of Public Affairs at Aurora from January 2016 to July 2017; Director of Organizing for Sensible BC Campaign January 2013 to January 2016; Junior Transportation Planner at McCormick- Rankin Corporation May 2012 to September 2012.
DieterMacPherson Cochrane,Alberta, Canada	Vice President Production	August 1, 2017	Manager of Production at Aurora from February 2017 to July 31, 2017; General Manager at Trees Dispensary from February 2015 to January 2017; Executive Director at Victoria Cannabis Buyers Club from March 2013 to February 2015; Shift Manager at Victoria Cannabis Buyers Club from January 2012 to March 2013.

Notes:

(1)	The information as to the principal occupation, business or employment is not within the knowledge of the Company and has been furnished by the respective director.
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating and Corporate Governance Committee

As of the date of the AIF, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 35,251,173 Common Shares, representing approximately 9.5% of the issued and outstanding Common Shares. The statement as to the number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of the Company is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Adam Szweras was a director and secretary of Bassett Media Group Corp. (“Bassett”), a TSX-V listed company, until March 16, 2010. Bassett has been subject to a cease trade order since June 16, 2010 due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102.

No director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director or executive officer of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the BCBCA dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and the best interest of the Company.

LEGAL PROCEEDINGS

During the financial year ended June 30, 2017, other than as described below, there are no legal proceedings to which the Company is a party to or to which any of its property is subject outside of the ordinary course of the Company’s business, and no such proceedings are known to the Company to be contemplated.

In December 2016, a claim was commenced against the Company by Cannavest Capital Corp. in the Supreme Court of British Columbia regarding 9,000,000 warrants at $0.02 per Common Share issued to a consultant prior to the RTO. These warrants were issued conditional upon the warrant holder completing an equity financing for the Company. In January 2016, this claim was amended to include 3,000,000 performance warrants exercisable at $0.02 per share, issued pursuant to the RTO. These warrants were cancelled on April 21, 2016 as the funding milestones were not met. The parties agreed to settle pursuant to a Settlement Agreement and Mutual Release dated January 9, 2017. Of the 9,000,000 warrants, 1,000,000 were cancelled and the remaining 8,000,000 warrants were allowed to be exercised by the Company subject to certain conditions, and the claim related to the 3,000,000 cancelled warrants was dismissed.

On February 25, 2016, the Company commenced a claim in the Supreme Court of British Columbia against Marc Levy, Alissa Davida Levy, Cornerstone Global Partners Inc., Acorn Associates S.A., Avarone Metals Inc., and Hudson Capital Corp. relating to breach of contract, abuse of process and unreimbursed expenses. The former director and associates have filed various counterclaims against the Company. The parties settled their disputes by way of a Settlement Agreement and Mutual Release dated January 9, 2017, whereby each of the parties agreed to mutually release each of the other parties from all claims and counterclaims.

On January 25, 2016, Westarm Industries Ltd. brought a claim against the Company in the Provincial Court of British Columbia (small claims court) with respect to certain fees and expenses of $25,000. On January 19, 2017, the court ruled in favor of the Company and dismissed the claim in its entirety.

In January 2017, the Company settled all of the above claims. As of the date hereof, management is not aware of any material claims or possible claims against the Company.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this AIF and in the consolidated financial statements of the Company for the year ended June 30, 2017, to the best of the Company’s knowledge, none of the directors or executive officers of the Company, or any shareholders who beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, or any known associates or affiliates of such persons, had any material interests, direct or indirect, in any transaction within the three most recently completed financial years or during the current year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRARS

The Company’s Registrar and Transfer Agent is Computershare Investor Services Inc., located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the 12-month period ended June 30, 2017 which are material or entered into before the 12- month period ended June 30, 2017, but are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations are the following:

(a)	the drawdown equity facility agreement dated July 13, 2016 (see “General Development of the Business – Debt and Equity Financings”);

(b)	the acquisition of CanvasRx Inc. on August 17, 2016 (see “General Development of the Business – Acquisitions”);

(c)	the acquisition of Peloton Pharmaceuticals Inc. on April 28, 2017 (see “General Development of the Business – Acquisitions”);

(d)	the acquisition of Pedanios GmbH on May 30, 2017 (see “General Development of the Business – Acquisitions”); and

(e)	the investment in Hempco (see “General Development of the Business – Investments”);

(f)	the MOU and joint venture research agreement with Radient (see “General Development of the Business – Investments”);

INTEREST OF EXPERTS

Name of Experts

The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

MNP LLP, the Company’s independent auditors, has prepared an independent audit report dated September 25, 2017 in respect of the Company’s audited consolidated financial statements for the years ended June 30, 2017 and 2016.

Interests of Experts

MNP LLP, auditors of the Company, have confirmed that they are independent of the Company within the meaning of the ‘Rules of Professional Conduct’ of the Chartered Professional Accountants of British Columbia.

AUDIT COMMITTEE

The Company’s audit committee has various responsibilities as set forth in NI 52-110 made under securities legislation, concerning constitution of its audit committee and its relationship with its independent auditor and among such responsibilities being a requirement that the audit committee establish a written charter that sets out its responsibilities.

Composition of the Audit Committee

At the present time, the Company’s Audit Committee is composed of the following members:

Member	Independent/Not Independent (1)	Financially Literate/ Not Financially Literate (2)	Relevant Education and Experience
Michael Singer, Chair	Independent	FinanciallyLiterate	Mr. Singer is a CPA. He is currently CFO of Clementia Pharmaceutials Inc, a public company listed on the NASDAQ. He previously served as a director, CFO and audit committee member for other publicly traded companies.
Adam Szweras	Independent	FinanciallyLiterate	Mr. Szweras, LLB, is a partner at Fogler, Rubinoff LLP. He is currently chairman of a merchant bank and serves as a director and/or officer and audit committee member for other publicly tradedcompanies.

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Charter

A copy of the charter of the audit committee is available as Schedule “A” to this AIF.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than MNP.

Reliance on Certain Exemptions

At no time has the Company relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, other than as set out in the audit committee charter.

External Auditor Service Fees (By Category)

The Audit Committee has reviewed the nature and amount of the audit services provided by MNP to the Company to ensure auditor independence. The aggregate fees billed by the Company’s external auditor during the financial years ended June 30, 2017 and June 30, 2016 were as follows:

FinancialPeriod Ending	Audit Fees ($) (1)	Audit Related Fees ($) (2)	Tax Fees ($) (3)	All Other Fees ($) (4)
2017 (5)	86,000	73,268	6,688	7,610
2016	79,759	Nil	22,644	47,652

(1)	“Audit Fees” includes fees for the performance of the annual audit and for accounting consultations on matters reflected in the financial statements.
(2)

“Audit-Related Fees” includes fees for assurance and related services that are related to the performance of the review of the financial statements including fees for Annual Information Form and “earn-in” audit work and are not reported under (1).

(3)	“Tax Fees” includes fees for tax compliance, tax planning and tax advice.
(4)	“All Other Fees” includes fees on consultations on acquisition related matters.
(5)	2017 external auditor fees are estimates as the final invoices have not yet been received.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s Management Information Circular for its most recent Annual General Meeting.

Additional financial information is provided in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended June 30, 2017 which may be obtained upon request from Aurora’s head office, or may be viewed on the Company’s website (www.auroramj.com) or on the SEDAR website (www.sedar.com).

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the Board to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee’s primary duties and responsibilities are to:

(a)	recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)	recommend to the Board the compensation of the external auditor;

(c)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(d)	pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor;

(e)	review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information;

(f)

be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures;

(g)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

Article 2 – Pre-Approval of Non-Audit Services

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre- approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 3 – External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 4 – External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

(a)

review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;

(b)	approve the fees and other significant compensation to be paid to the external auditors;

(c)	on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(d)	review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have;

(e)

before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(f)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting;

(g)	resolve any disagreements between management and the external auditors regarding financial reporting;

(h)	approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and

(i)	receive from the external auditors timely reports of:

(i)	all critical accounting policies and practises to be used;

(ii)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

(iii)	other material written communications between the external auditors and management.

Article 5 – Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 6 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish procedures for the submission, receipt and treatment of such complaints and concerns. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.